UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 7 December 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Resignation of Nico Muller

Johannesburg, 7 December 2016: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) regrets to announce the resignation of Nico Muller, EVP: South Africa, effective 3 March 2017. Nico will be leaving Gold Fields to take up the position of chief executive officer (CEO) of Impala Platinum.

Since joining Gold Fields in October 2014, Nico has played an important role in fixing the base at South Deep and repositioning the mine for a sustainable future. In doing so, Nico has recruited a strong leadership team which will be able take South Deep forward.

The search for a replacement has commenced.

Nick Holland, CEO of Gold Fields said: "We would like to thank Nico for reenergising the mine and getting it to break even. We wish him well in his new role at Impala."

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 81 354 0236
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
              goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 81 354 0236
email   Thomas.Mengel@
              goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
              goldfields.com

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources 5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 7 December 2016

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer